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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer deliveries increase by 30% to 43 aircraft in 3Q23

•	Deliveries soared 50% in Commercial and 22% in Executive Aviation compared to 3Q22
•	Year to date, the company delivered 26 more jets compared to the same period of 2022
•	The firm order backlog ended the quarter at US$ 17.8 billion

São José dos Campos, Brazil, October 26, 2023 – Embraer (NYSE: ERJ; B3: EMBR3) delivered 43 jets in 3Q23, an increase of 30% compared to 3Q22 when 33 aircraft were delivered. Commercial Aviation has shown robust delivery growth, soaring from 10 to 15 aircraft, a 50% increase compared to the same period in 2022. For Executive Aviation, there was also an increase; 28 jets delivered (19 light and 9 medium) represented a 22% increase compared to 3Q22.

The company has delivered a total of 105 aircraft in 2023 (39 commercial aircraft and 66 executive jets), a 33% increase compared to the same period last year when 79 jets (27 commercial aircraft and 52 executive jets) were delivered up to the third quarter. For the second quarter in a row, Embraer had a double-digit delivery growth: last quarter, the company's deliveries grew by 47% compared to the same period in 2022.

The firm order backlog ended the period at US$ 17.8 billion, a US$ 500 million increase versus the second quarter. This volume represents the highest level of the company’s backlog in one year.

The Commercial Aviation backlog rose from US$ 8 billion to US$ 8.6 billion compared to 2Q23, with 42 aircraft sold by September.

SkyWest ordered 19 new E175 jets for operation in the United Airlines network, adding to the 90 E175 jets that SkyWest is already operating with the airline. The 70-seat aircraft will be delivered in a three-class configuration. This deal is part of the Q3 backlog and deliveries will begin Q4 2024.

Another important deal in this quarter was with Luxair. The Luxembourg-based airline ordered four E195-E2s, including two purchase options and three purchase rights for additional E2 jets. The deal also includes conversion rights for the E190-E2, if requested by Luxair. The first delivery is scheduled for the fourth quarter of 2025.

Air Peace, West Africa's largest airline, also placed a firm order in Q3 for five Embraer E175 jets. Deliveries of the 88-seat jets will start in 2024.

Binter has placed another firm order for six Embraer E195-E2 aircraft. This order will bring Binter’s E2 fleet to 16 jets when delivered. The deal was announced in June 2023 and was included in the 3Q23 backlog.

American Airlines recently signed and announced a firm order with Embraer for four new E175s, which will be included in Embraer’s 2023 Q4 backlog. The aircraft will be operated by American’s wholly owned subsidiary Envoy Air. With all deliveries in Q4 2024, Envoy’s all-E-Jet fleet will grow to over 150 aircraft by the end of 2024.

Executive Aviation strong backlog at US$ 4.3 billion, with a of book to bill 1.5:1, highlights the high volume of jet sales and deliveries. The business unit continues its sales momentum with sustained demand across its entire product portfolio and strong customer acceptance in both retail and fleet markets. At NBAA, Embraer announced the Phenom 100EX, the company’s newest evolution delivers superior cabin comfort, operational versatility and safety enhanced pilot-centric avionics to offer the ultimate flying experience.

In addition, autothrottle feature was announced for the Phenom 300E. In August, the Phenom 300 series became the most-flown business jet in the United States and the family surpassed 2 million flight hours.

Embraer announced in October that it has successfully tested the Phenom 300E and Praetor 600 on 100% neat sustainable aviation fuel (SAF). The tests, with one engine running on 100% SAF, were performed at Embraer’s Melbourne facility and provided significant insight into systems’ performance when utilizing blends up to 100% SAF, which was provided by World Fuel.

The company also announced that Embraer-CAE Training Services (ECTS) will add more training capacity with the deployment of two new Phenom 300 full-flight simulators. The first is scheduled to enter service in Q1 2024 at CAE London Burgess Hill (UK) and the second in Q3 2024 at CAE Las Vegas (U.S.). In addition, Embraer and FlightSafety International announced this month the opening of a new Praetor full-flight simulator in Orlando, Florida, already qualified by the Federal Aviation Administration (FAA). Along with the opening, both companies launched the fourth Praetor simulator, which will be based in Europe, at a location to be announced at a later date. The new Praetor simulator is planned to start operating by the end of 2024.

The Embraer Services & Support's backlog was also a highlight rising to US$ 2.8 billion in the quarter. This is the highest backlog volume ever recorded in the business unit. Embraer Services & Support has reinforced its role as one of the main Embraer’s drivers of growth for the next few years.

Embraer signed Pool Program agreements with Marathon Airlines (Greece), Royal Jordanian Airlines (Jordan), Scoot (Singapore), and Sky High (Dominican Republic). These contracts provide exchanges and repair services for a wide range of repairable components. The contracts with Marathon Airlines and Sky High have already added to the 3Q23 backlog. Royal Jordanian Airlines, and Scoot Pool Programs agreements will be included in Embraer’s backlog once all contractual contingencies are cleared.

In addition to the new Pool Program agreements, Embraer signed a Memorandum of Understanding (MoU) with SIA Engineering Corporation (SIAEP) to expand maintenance, repair, and overhaul (MRO) services for Embraer's E2 jet family in Asia-Pacific, in line with fleet growth in the region.

In Defense & Security, the first Portuguese Air Force’s KC-390 has entered into service. This is the first KC-390 to enter into service outside Brazil, and to be delivered in NATO configuration. Embraer will deliver four aircraft more to the Portuguese Air Force. In addition to this important milestone, Austria and the Czech Republic announced the selection of the C-390 Millennium as their new tactical military transport aircraft. In 2022, the Netherlands had also announced the selection of the C-390.

Joining Brazil, Portugal and Hungary, which have already acquired the C-390 Millennium, three more European countries have now selected our aircraft, further consolidating the multi-mission platform as a preferred solution in NATO countries. Negotiations with the Netherlands, Austria, and the Czech Republic have not yet been incorporated into Embraer Defense & Security's backlog, which represents a significant potential for the coming quarters. The C-390 has attracted the interest of many countries in different continents, and is being evaluated by several potential customers, including India and South Korea.

About Embraer

A global aerospace company headquartered in Brazil, Embraer (NYSE: ERJ; B3: EMBR3) completed 50 years of operations in the Commercial Aviation, Executive Aviation, Defense & Security, and Agricultural Aviation segments. The Company designs develops, manufactures, and markets aircraft and systems, in addition to providing after-sales Services & Support to customers.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off from somewhere in the world, transporting more than 145 million passengers annually.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers, and parts distribution, among other activities, in the Americas, Africa, Asia, and Europe.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	**568**	**568**	-
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIAF (Egypt)	3	3	-
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Hainan (China)	50	50	-
Hebei (China)	6	6	-
JAL (Japan)	14	14	-
JetBlue (USA)	64	64	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	26	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAC / Aldus (Ireland)	21	21	-
NAC / Jetscape (USA)	9	9	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Australia (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations